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                          February 25, 2021

       John Hammill
       Chief Executive Officer
       Capview Residential Income - Fund VII, LP
       6119A Greenville Avenue
       Suite 434
       Dallas, TX 75206

                                                        Re: Capview Residential
Income - Fund VII, LP
                                                            Offering Statement
on Form 1-A
                                                            Filed February 8,
2021
                                                            File No. 024-11443

       Dear Mr. Hammill:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your filing does not include audited financial statements as required by Part F/S(c) of the instructions to Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.





                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Julie A. Smith, Esq.